Exhibit 99.1

PINTEC Receives Notice From Nasdaq Related to Delay in 20-F Filing

BEIJING, May 16, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it received a notification letter from Nasdaq Listing Qualifications (“Nasdaq”) on May 14, 2019, stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”).

The Company had previously filed Form 12b-25 to extend the filing deadline for its 2018 Form 20-F by 15 calendar days, but the Company notified Nasdaq on May 13, 2019, that the Company would be unable to complete the filing by the extended deadline. The Company will require additional time to finalize its financial statements and the related disclosure and it is continuing to work towards the objective of filing its 2018 Form 20-F as soon as practicable.

The Nasdaq notification letter provides the Company 60 calendar days from the date of the notification, or until July 13, 2019, to submit a plan to Nasdaq to regain compliance with the Nasdaq’s continued listing requirements. If the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days, or until November 11, 2019, for the Company to regain compliance. The Company may regain compliance at any time during this 180-day period by filing its 2018 Form 20-F. If Nasdaq does not accept the Company’s compliance plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Listing Rule 5815(a). The Nasdaq notification letter has no immediate effect on the listing of the Company’s American depositary shares on the Nasdaq Stock Market.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact
Joyce Tang
Pintec Technology Holdings Ltd.
Phone: +1-646-308-1622
E-mail: ir@pintec.com

Jack Wang
ICR Inc.
Phone: +1-646-308-1622
E-mail: pintec@icrinc.com